1335 WEST SAINT MARY'S HOLDINGS, LLC

AUDITED FINANCIAL STATEMENTS

AS OF INCEPTION

APRIL 21, 2025

PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

1335 WEST SAINT MARY'S HOLDINGS, LLC



Report of Independent Accountants

To the Management
1335 WEST SAINT MARY'S HOLDINGS, LLC

We have audited the financial statements of 1335 WEST SAINT MARY'S HOLDINGS, LLC as of inception which comprise the balance sheet as of May 15, 2025, and the related statements of income, changes in members' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of 1335 West Sain Mary's Holdings, LLC as of May 15, 2025, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared under the assumption that the company will continue as a going concern. However, as mentioned in Note 2 to the financial statements, the company has incurred losses since its inception, raising substantial doubt about its ability to continue operating. Management's assessment of the situation and their plans to address these concerns are also detailed in Note 2. The financial statement does not include any adjustments that might be necessary if the company is unable to continue as a going concern. Our conclusion remains unmodified regarding this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of 1335 West Saint Mary's Holdings, LLC and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing 1335 West Saint Mary's Holdings, LLC's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part of our audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

Brickstone & Associates, LLC CPA

May 15, 2025
Ashburn VA USA
VA 134338

1335 WEST SAINT MARY'S HOLDINGS, LLC
BALANCE SHEET
AS OF MAY 15, 2025

ASSETS

CURRENT ASSETS

Cash in Bank	$	-
Accounts Receivable		-
Due from others		-
Total Current Assets		-
FIXED ASSETS		
Office Equipment		-
Less: Accumulated Depreciation		-
Net Fixed Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	18,275
Due to Partners		326,628
Total Current Liabilities	$	344,903
LONG-TERM LIABILITIES		
Total Long-term Liabilities		-
TOTAL LIABILITIES		344,903
MEMBERS' EQUITY		
Retained Earnings		-
Net Income(Loss)		(344,903)
Total Members' Equity		(344,903)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

See accompanying notes to financial statements.

1335 WEST SAINT MARY'S HOLDINGS, LLC
INCOME STATEMENT
FOR THE PERIOD ENDING MAY 15, 2025

INCOME:

Revenue	$ -
Total Revenue	-

EXPENSES:

Marketing	14,300
Earnest Money Deposit	200,000
Escrow Extension Payment	25,000
Legal Services	32,753
Crowdfunding Portal	5,000
Professional Services	1,700
Inspection Services	5,150
Cost Segregation	6,000
Third Party Reports (Legal)	50,500
Property Survey	4,500
TOTAL OPERATING EXPENSES	$ 344,903
NET INCOME(LOSS)	$ (344,903)

See accompanying notes to financial statements.

1335 WEST SAINT MARY'S HOLDINGS, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD APRIL 21, 2025 (INCEPTION)
THROUGH MAY 15, 2025

	Members' Equity
Beginning Members' Equity April 11, 2025	-
Retained Earnings	-
Net Income(Loss)	(344,903)
Balance Members' Equity May 15, 2025	$ (344,903)

See accompanying notes to financial statements.

1335 WEST SAINT MARY'S HOLDINGS, LLC
STATEMENTS OF CASH FLOW
AS OF MAY 15, 2025

Cash Flows from Operating Activities

Net Income (Loss)	$	(344,903)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Increase (decrease) in accounts payable		18,275
Net Cash Provided (Used) by Operating Activities	$	(326,628)

Cashflow from Investing Activities

Net Cash Provided (Used) by Investing Activities	$	–

Cashflow from Financing Activities

Due to Partners		326,628
Net Cash Provided (Used) by Financing Activities	$	326,628
Net increase (decrease) in cash		–
Cash, beginning of year		–
Cash, end of year	$	–

Supplemental disclosures of cash flow information:

Cash paid during the year for: Interest expense $ –

1335 WEST SAINT MARY'S HOLDINGS, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 15, 2025

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies was consistently applied in the preparation of the accompanying financial statement.

Organization of Purpose

1335 WEST SAINT MARY'S HOLDINGS, LLC, is a Delaware registered company. 1335 West Saint Mary's Holdings, LLC is a private real estate investment company focused on building long-term wealth through carefully selected residential, commercial, and other real estate-related assets. We provide non-accredited investors with access to professionally managed, income-producing opportunities, while prioritizing transparency, stability, and consistent returns. Our mission is to make real estate investing simple, accessible, and rewarding to everyone.

Westside Commons is an 84-unit fully renovated, stabilized property with over $2 million in completed improvements and 95% occupancy at acquisition. The business plan focuses on operational improvements - not physical upgrades - thus eliminating renovation risk and allowing for immediate cashflow.

The strategy centers on transitioning management to a new third-party property management firm, aligning rents with market and correcting the existing cost structure. All underwriting assumptions are based on current conditions, with no dependency on speculative growth or capital deployment.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ('GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts,

at times, may exceed federally insured limits. As of May 15, 2025 (inception), the Company has no cash and cash equivalents.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. As of October 3, 2022 (inception), the Company has not earned any revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. All payments, including earnest money deposit ($200,000) and escrow extension payment ($25,000), are treated as expenses in the current period.

Accounts Payable

Outstanding balances totaling $18,275 are owed to various vendors for services rendered.

Income Tax

The Company, with the consent of its members, has been elected under the Internal Revenue Code to be a limited liability company. In lieu of federal corporate income taxes, the member of the limited liability company is taxed individually on the Company's taxable income. Therefore, no provision of liability for federal or state income taxes has been included in the financial statements.

Income Tax Uncertainties

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2 – Going Concern and Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated any revenue from operations, which, among other factors, introduces risk related to the Company's ability to start operations or continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

Note 3 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4 - Due to Partners

All funds spent to date on the project $325,627.93 are treated as loans from partners rather than equity contributions. This represents the total amount owed to the partners for funds they provided to cover expenses, excluding the $18,275 in unpaid vendor invoices.

Note 5 - Related Party Transactions – Due to Partners

The company has no related party transactions.

Note 6 - Significant Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Note 7 - Subsequent events

Management has evaluated subsequent events though May 15, 2025, the date the financial statements were available for issuance, and has determined that there are no subsequent events.